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                           March 18, 2021

       Gregory A. Sigrist
       Executive Vice President and Chief Financial Officer
       Metropolitan Bank Holding Corp.
       99 Park Avenue
       New York, New York 10016

                                                        Re: Metropolitan Bank
Holding Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed March 12,
2021
                                                            File No. 333-254197

       Dear Mr. Sigrist:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance